

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2021

Conrad Huss
Chief Executive Officer
Renewable Energy & Power, Inc.
55 Washington Street Suite 703
Brooklyn, New York 11201

Re: Renewable Energy & Power, Inc.
Offering Statement on Form 1-A
Filed June 9, 2021
File No. 024-11545

Dear Mr. Huss:

This is to advise you that we do not intend to review your offering statement.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Thomas Jones at 202-551-3602 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Matheau J.W. Stout, Esq.